UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

(Commission File No. 001-38051)

China Rapid Finance Limited

Room 7-705, Zhongjidasha Plaza, 819-1 Yinxianglu Road, Nanxiang Township

Jiading District, Shanghai, 201802

People’s Republic of China

+86-21-6032-5999

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Timing of Filing of Annual Report on Form 20-F for the Year ended December 31, 2019

China Rapid Finance Limited (NYSE: XRF) ("XRF" or the "Company") is filing this current report on Form 6-K in reliance upon the order issued by the Securities and Exchange Commission (“SEC”) on March 25, 2020 providing conditional relief to public companies that are unable to meet a filing deadline as a result of the novel coronavirus (“COVID-19”) outbreak (Release No. 34-88465) (the “Order”) to delay the filing of its annual report on Form 20-F for the year ended December 31, 2019 (the “Annual Report”) due to circumstances related to COVID-19.

Following the outbreak of COVID-19 and the ensuing pandemic, many cities in China were under severe travel restrictions, quarantines and business closures. Although the pandemic has been contained to a certain extent in China since March 2020, the Chinese government continued to enforce travel restrictions and quarantines in certain major cities. The travel restrictions and quarantines impeded the Company’s auditor from performing required field work as originally scheduled. These have hampered the Company’s ability to file the Annual Report by the original due date of April 30, 2020. The Company expects, in reliance on the Order, to file the Annual Report with the SEC no later than June 14, 2020, which is 45 days after the original due date.

When the Company files the Annual Report, the Company plans to include the following additional risk factor (updated as necessary):

Our business, financial condition and results of operations have been and are likely to be adversely affected by the outbreak of COVID-19.

China has experienced an outbreak of COVID-19 in the first quarter of 2020 and the virus is spreading rapidly to many parts of the world recently. The severity of the outbreak in certain provinces resulted in travel restrictions, quarantines and business closures imposed by local governments across China and materially affected general commercial activities in China. In response to this outbreak, from January 2020 to February 2020, we temporarily closed all of our corporate offices and requested all employees to work remotely. The travel restrictions and quarantines also prevented our customer service, business development and other business activities. The outbreak of COVID-19 has caused and may continue to cause significant slowdown of economic growth in China and globally, which may lead to adverse impact on our business. Furthermore, the slowdown of economic growth adversely affects the stability of, and investors’ confidence in, the financial market, making it more difficult for us to raise additional capital necessary for our continued operation. All of these would negatively affect our business operation, financial condition and results of operations. We have been taking measures in response to the outbreak, including the adoption of modified operating hours and remote working arrangements which may also have negative impact on our business operation.

Although the pandemic has been contained to a certain extent in China since March 2020, there is great uncertainty as to the future progress of the disease, such as continued spread or recurrence of contagion, the implementation and effectiveness of preventative and containment measures, and the development of medical solutions. Currently, there is no vaccine or specific anti-viral treatment for COVID-19. Relaxation of restrictions on economic may lead to new cases which may lead to the reintroduction of restrictions. The extent to which this outbreak impacts our business and financial performance will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the duration and severity of this outbreak and the actions taken by authorities and other entities to contain this outbreak.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to regain compliance with NYSE continued listing standards, unexpected difficulties in the Company’s pursuit of its goals and strategies; the unexpected developments, including slow growth, in the consumer lending market; reduced demand for, and market acceptance of, the Company’s products and services; difficulties keeping and strengthening relationships with borrowers or investors; difficulties of expanding data and channel partnerships, potentially costly servicing activities; competition in the consumer lending market; PRC governmental regulations and policies; and general economic and business conditions in the regions where the Company provides products and services. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this announcement and in the attachments is as of the date of this announcement, and the Company undertakes no duty to update such information except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

China Rapid Finance Limited

By:	/s/ Hao (Kevin) Chen
Hao (Kevin) Chen
Chief Financial Officer

Date: April 30, 2020